SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

(18 October 2016)

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ......      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 18 October 2016 re: Director/PDMR Shareholding

18 October 2016

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTION BY PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10 PENCE EACH ("SHARES")

Group Chief Executive Acquisition of Shares
As described in the Summary Remuneration Announcement, the Group Chief Executive's 4 per cent additional increase in base salary is delivered monthly in Shares and the Shares will be held until the Government has sold its shareholding in the Group.

In this respect, the Group announces that, after the settlement of income tax liabilities and National Insurance contributions, 3,549 Shares were acquired on 18 October 2016 on behalf of António Horta-Osório in respect of his October 2016 salary. The acquisition price was 53.226 pence per Share.

ENQUIRIES:
Investor Relations
Douglas Radcliffe
Group Investor Relations Director
Email: douglas.radcliffe@
finance.lloydsbanking.com

Group Corporate Affairs
Matt Smith
Head of Corporate Media
Email: matt.smith@lloydsbanking.com

+44 (0) 20 7356 1571 +44 (0) 20 7356 3522

The following notification, made pursuant to Article 19(3) of the Market Abuse Regulation, provides further details.

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	António Horta-Osório
2	Reason for the notification
a)	Position/status	Group Chief Executive
b)	Initial notification /Amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Lloyds Banking Group plc
b)	LEI	549300PPXHEU2JF0AM85
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 10p each GB0008706128
b)	Nature of the transaction
Acquisition of Shares
at GBP 00.53226
each.
As described in the Summary Remuneration Announcement, t
he Group Chief Executive's 4 per cent additional increase in base salary is delivered monthly in Shares and the Shares will be held until the Government has sold its shareholding in the Group.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 00.53226	3,549
d)	Aggregated information - Aggregated volume - Price	N/A (single transaction)
e)	Date of the transaction	18 October 2016
f)	Place of the transaction	London Stock Exchange (XLON)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 18 October 2016